UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 3

KSW, INC.

(Name of Subject Company)

KOOL ACQUISITION CORPORATION

(Offeror)

KOOL ACQUISITION LLC

THE RELATED COMPANIES, L.P.

(Direct and Indirect Parents of Offeror)

(Names of Filing Persons)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

48268R106

(CUSIP Number of Class of Securities)

Richard O’Toole

Executive Vice President

Kool Acquisition LLC

c/o The Related Companies, L.P.

60 Columbus Circle

New York, NY 10023

Telephone: (212) 801-1000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jonathan Klein

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York 10020-1104

Telephone: (212) 335-4500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$32,067,126.00	$3,674.89

*

Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $5.00 cash per share (i) all 6,386,625 outstanding shares of common stock, par value $0.01 per share, of KSW, Inc.; and (ii) 134,001 shares of common stock, par value $0.01 per share, of KSW, Inc., issuable pursuant to outstanding options with an exercise price less than $5.00 per share, which is calculated by multiplying the number of shares underlying an outstanding option with an exercise price less than $5.00 by an amount equal to $5.00 minus the exercise price for such option, in each case as of September 7, 2012, the most recent practicable date.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0001146.

☒      Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,674.89	Filing Party:	Kool Acquisition LLC
Form or Registration No.:	Schedule TO	Date Filed:	September 12, 2012

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 4, 2012, amends and supplements the Tender Offer Statement on Schedule TO filed on September 12, 2012 (as amended and supplemented from time to time, the “Schedule TO”), relating to the offer by Offeror (as defined below) to purchase all of the outstanding shares of common stock, par value $0.01 per share (each a “Share” and collectively, the “Shares”), of KSW, Inc., a Delaware corporation (“KSW”), at a purchase price of $5.00 per Share, net to the seller in cash, without interest less taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 12, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) (which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). The Schedule TO (including the Offer to Purchase) filed with the SEC by Kool Acquisition Corporation, a Delaware corporation (“Offeror”) and Kool Acquisition LLC, a Delaware limited liability company (“Parent”), on September 12, 2012, as amended by this Amendment No. 3 filed and the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC by KSW on September 12, 2012, as amended or supplemented from time to time, contain important information about the Offer, all of which should be read carefully by KSW stockholders before any decision is made with respect to the Offer. The Offer is made pursuant to the Agreement and Plan of Merger, dated as of September 7, 2012 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Offeror, KSW and, solely with respect to Section 9.12 of the Merger Agreement, The Related Companies, L.P. (“Parent Guarantor”).

As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment, including all appendices, schedules, exhibits and annexes hereto and thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 12 of the Schedule TO. You should read this Amendment together with the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

ITEM 11. ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals,” incorporated by reference into Section (a)(5) of Item 11 of the Schedule TO, is hereby amended and supplemented by revising the sub-section thereof entitled “Legal Proceedings—Stockholder Litigation” as follows:

Deleting the final sentence of the first paragraph thereof, and inserting thereafter the following new paragraph:

“On October 1, 2012, the plaintiffs agreed to settle their claims with the defendants, on behalf of themselves and the class of KSW stockholders who are entitled to tender their shares in the Offer, in accordance with a Settlement Term Sheet, dated and filed with the Chancery Court of the State of Delaware on October 1, 2012. Among other things, the Settlement Term Sheet releases any and all claims that have been or could have been made by the class of KSW stockholders against any of the Defendants (as defined in the Settlement Term Sheet) and their affiliates relating to: (i) the Merger, including but not limited to the vote on the Merger; (ii) the disclosures made by or on behalf of the Company through and including consummation of the Merger; and (iii) the compensation received by any Defendant through and including the consummation of the Merger. The settlement also releases any claims that have been or could have been made by either party or its counsel against any other party or its counsel, relating to the prosecution or defense of the action. The settlement is subject to preparation of a final settlement agreement and court approval.”

Inserting after the current second paragraph thereof the following new paragraph:

“The honorable Justice Melvin L. Schweitzer entered an order dated October 1, 2012 denying the motion for a preliminary injunction sought by the plaintiff in the action encaptioned plaintiff Special Trading Fund v. Floyd Warkol et al., Index No. 653253/2012.”

Inserting after the last paragraph thereof the following new paragraph:

“On September 28, 2012, a putative stockholder class action lawsuit was filed against KSW, the KSW Board, Offeror, Parent and Parent Guarantor in the United States District Court for the Eastern District of New York. The plaintiff brings the case individually against KSW, and purports to sue on behalf of the public shareholders of KSW for, among other things, breaches of fiduciary duty by the KSW Board and aiding and abetting the KSW Board’s breaches of fiduciary duty against KSW and the Parent Guarantor, Offeror and Parent. Offeror and Parent believe the allegations in the complaint lack merit, and intend to vigorously defend the action.”

Amendments to the Offer to Purchase

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

Section 15 of the Offer to Purchase entitled “Conditions of the Offer” is hereby amended and supplemented by replacing the last paragraph thereof with the following:

The conditions to the Offer set forth above (except for the Minimum Condition) are for the sole benefit of Parent and Offeror, may be asserted by Parent or Offeror as of the Expiration Date regardless of the circumstances (including any action or inaction by Parent or Offeror, provided nothing herein will relieve any party from any obligation or liability such party has under the Merger Agreement) giving rise to any such condition and may be waived only by Parent or Offeror, in their sole discretion (or, with respect to the conditions in paragraph (6) above, their reasonable discretion), in whole or in part at any applicable time and from time to time, in each case subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC. Any failure by Parent or Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted, in the case of asserting any such conditions, as of the Expiration Date, and in the case of waiving any such conditions, at any time and from time to time, in each case, in accordance with the terms of the Merger Agreement (except for any condition that may only be waived with KSW’s consent, as described in “Section 13—The Transaction Documents—The Merger Agreement—The Offer”).

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2012	KOOL ACQUISITION CORPORATION

	By:	/s/ Richard O’Toole
	Name:	Richard O’Toole
	Title:	Executive Vice President

Dated: October 4, 2012	KOOL ACQUISITION LLC

	By:	/s/ Richard O’Toole
	Name:	Richard O’Toole
	Title:	Executive Vice President

Dated: October 4, 2012	THE RELATED COMPANIES, L.P.

	By:	/s/ Richard O’Toole
	Name:	Richard O’Toole
	Title:	Executive Vice President

EXHIBIT INDEX

Exhibit Number	Document

(a)(1)(A)	Offer to Purchase, dated September 12, 2012.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(5)(A)	Joint Press Release, dated September 10, 2012, issued by Parent Guarantor and KSW (incorporated by reference to the Schedule TO-C filed by Offeror and Parent with the SEC on September 10, 2012).*

(a)(5)(B)	Joint Press Release issued by Parent Guarantor and KSW, dated September 12, 2012.*

(b)(1)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of September 7, 2012, by and among Parent, Offeror, Parent Guarantor (solely with respect to Section 9.12) and KSW (incorporated by reference to Exhibit 2.1 to KSW’s Current Report on Form 8-K, File No. 001-32865, filed with the SEC on September 10, 2012).*

(d)(2)	Tender and Support Agreement, dated as of September 7, 2012, by and among Parent, Offeror and Mr. Floyd Warkol (incorporated by reference to Exhibit 10.1 to KSW’s Current Report on Form 8-K, File No. 001-32865, filed with the SEC on September 10, 2012).*

(d)(3)	Confidentiality Agreement, dated June 22, 2012, by and between Parent Guarantor and KSW.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.